                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

                                   (Mark One)

[ ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

                   For the Fiscal Year Ended ________________

                                       OR

[x] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the Transition Period from 6/30/02 to 12/31/02
                                              -------    --------

                         Commission File Number 1-11373
                                                -------

      Allegiance Retirement Plan for Union Employees of Hayward, California
      ---------------------------------------------------------------------

                            (Full Title of the Plan)

                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017

         (Name of Issuer of the Securities Held Pursuant to the Plan and Address of its Principal Executive Office)

      Allegiance Retirement Plan for Union Employees of Hayward, California

                 Financial Statements and Supplemental Schedule

       December 31, 2002 and June 30, 2002 and the six month period ended
                               December 31, 2002

                                TABLE OF CONTENTS

Report of Independent Auditors.......................................................................   3

Audited Financial Statements

     Statements of Net Assets Available for Benefits.................................................   4

     Statement of Changes in Net Assets Available for Benefits.......................................   5

     Notes to Financial Statements...................................................................   6

Supplemental Schedule

     Schedule of Assets (Held At End of Year)........................................................  11

Signature............................................................................................  12

Exhibits:

     Exhibit 23.01 - Consent of Independent Auditors

     Exhibit 99.01 - Certification of a Plan Committee Member
                     and the Plan Committee Chairperson, pursuant to Section
                     906 of the Sarbanes-Oxley Act of 2002

                         Report of Independent Auditors

To the Plan Committee of
Allegiance Retirement Plan for Union Employees of Hayward, California

We have audited the accompanying statements of net assets available for benefits of Allegiance Retirement Plan for Union Employees of Hayward, California as of December 31, 2002 and June 30, 2002, and the related statement of changes in net assets available for benefits for the six month period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and June 30, 2002, and the changes in its net assets available for benefits for the six month period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's Management and is subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Columbus, Ohio                                       /s/ Ernst & Young LLP
May 15, 2003

      Allegiance Retirement Plan for Union Employees of Hayward, California

                 Statements of Net Assets Available for Benefits

                                                  DECEMBER 31,           JUNE 30,
                                                      2002                 2002
                                                 ---------------------------------
Assets:
    Investments, at fair value                     $ 1,441,851       $   1,861,164
                                                 ---------------------------------
Net assets available for benefits                  $ 1,441,851       $   1,861,164
                                                 =================================


See accompanying notes.

      Allegiance Retirement Plan for Union Employees of Hayward, California

            Statement of Changes in Net Assets Available for Benefits

                                                                                              FOR THE SIX MONTH
                                                                                                 PERIOD ENDED
                                                                                                 DECEMBER 31,
                                                                                                     2002
                                                                                               ----------------
ADDITIONS:
     Investment income                                                                             $       912

DEDUCTIONS:
     Distributions to participants                                                                     388,010
     Net depreciation in the fair value of investments                                                  17,219
     Plan's interest in Master Trust net investment loss                                                14,589
     Administrative expenses                                                                               407
                                                                                               ----------------
         Total deductions                                                                              420,225

Net decrease                                                                                          (419,313)

Net assets available for benefits, beginning of period                                               1,861,164
                                                                                               ----------------

Net assets available for benefits, end of period                                                   $ 1,441,851
                                                                                               ================


See accompanying notes.

      Allegiance Retirement Plan for Union Employees of Hayward, California

                          Notes to Financial Statements

                                December 31, 2002


1. DESCRIPTION OF PLAN

GENERAL

The Allegiance Retirement Plan for Union Employees of Hayward, California (the
Plan) is a defined contribution plan covering substantially all union employees of the Allegiance Corporation facility located at Hayward, California who have completed 800 hours of service, as defined. Allegiance Corporation is a wholly-owned subsidiary of Cardinal Health, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. This description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan is administered by the Plan committee. The Plan trustee, record keeper and asset custodian is Putnam Fiduciary Trust Company (Putnam). Administrative expenses may be paid by the Company or the Plan, excluding loan fees, which are paid by the borrowing participant.

As record keeper and asset custodian of the Plan, Putnam maintains certain accounting and other records of the Plan transactions and assets. Therefore, the Plan and the Plan committee rely on Putnam to provide the appropriate information for purposes of preparation of the financial statements for the Plan. Although certain procedures are designed to obtain reasonable assurance about whether the information provided by Putnam is complete and free of material misstatement, the Plan and Plan committee's ability to verify the information is somewhat limited. For purposes of disclosures made in these financial statements and related certifications, the Plan and Plan committee have no reason to believe that the information provided by Putnam does not fairly present, in all material respects, the financial condition and results of operations of the Plan.

Effective June 30, 2002, the Plan was amended to change the Plan year to a calendar year, with a short Plan year for the six month period of July 1, 2002 to December 31, 2002.

Effective January 1, 2001, Cardinal Health, Inc. established the Master Trust for Retirement Plans of Cardinal Health (the Master Trust) for the Plan and certain other Company plans. Certain of the Plan's investments are not included in the Master Trust.

CONTRIBUTIONS

Participants may contribute 1% to 50% of their compensation, as defined, to the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute discretionary matching and profit sharing contributions to the Plan. The Company's discretionary matching and profit sharing contributions are invested as directed by the participants.

      Allegiance Retirement Plan for Union Employees of Hayward, California

1.    DESCRIPTION OF PLAN (CONTINUED)

FORFEITURES

Non-vested account balances are generally forfeited either upon full distribution or completion of five consecutive one-year breaks in service. Such forfeited amounts are used to reduce future Company contributions to the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's elective contributions, allocations of the Company's contributions, Plan earnings and any rollover contributions made by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance. All amounts in participant accounts are participant-directed.

VESTING

Participants are vested immediately in their elective contributions, plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts is based on years of continuous service. Participants are one hundred percent vested after three years of vesting service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan Administrator. Principal and interest are repaid ratably through regular payroll deductions.

PAYMENT OF BENEFITS

Upon termination of employment, death, total disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

      Allegiance Retirement Plan for Union Employees of Hayward, California

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the financial statements and the accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The investments of the Plan are stated at fair market value as determined by the asset custodian using quoted market prices of underlying investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Participant loans are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3.    INVESTMENTS

The fair market values of individual investments that represent 5 percent or more of the Plan's assets available for benefits are as follows:

                                                                              DECEMBER 31,            JUNE 30,
                                                                                  2002                  2002
                                                                             --------------        --------------
Plan's interest in Master Trust                                               $  1,107,015          $  1,440,306
Cardinal Health, Inc common stock                                                  171,306               232,853

NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2002:

Net depreciation in fair value of investments as determined by quoted market prices:

         Mutual Funds                                                                               $    (8,891)
         Cardinal Health, Inc. common stock                                                              (8,328)
                                                                                                    --------------
              Total net depreciation                                                                $    (17,219)
                                                                                                    ==============

      Allegiance Retirement Plan for Union Employees of Hayward, California

4.     ASSETS HELD IN MASTER TRUST

The Master Trust assets are valued by the trustee daily, based on quoted market prices, and allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan's interest in Master Trust net investment loss, presented in the statement of changes in net assets available for benefits, consists of the unrealized and realized gains (losses) and the dividends on those investments.

MASTER TRUST
ASSETS AVAILABLE TO PARTICIPATING PLANS AS OF:

                                                    DECEMBER 31,                  JUNE 30,
                                                       2002                         2002
                                               --------------------        --------------------
Investments at fair value:
     Mutual funds                                     $144,144,606                $149,937,923
     Common, Collective Trusts                         382,873,704                 370,893,945
                                               --------------------        --------------------
              Total investments                       $527,018,310                $520,831,868
                                               ====================        ====================


The Plan's share of assets in the Master Trust was less than 1% or $1,107,015 and $1,440,306 at December 31, 2002 and June 30, 2002, respectively.

MASTER TRUST
INVESTMENT INCOME (LOSS)
FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2002:

Dividend and interest income                                                                                 $   6,428,062
Net depreciation in fair value of investments as determined by quoted market prices:
     Mutual funds                                                                                              (10,142,598)
     Common, Collective Trusts                                                                                 (12,547,922)
                                                                                                        --------------------
              Total investment loss                                                                          $ (16,262,458)
                                                                                                        ====================

      Allegiance Retirement Plan for Union Employees of Hayward, California

5.       INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 24, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been subsequently amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.       RISKS AND UNCERTAINTIES

The Plan has a significant participant-directed investment in Cardinal Health, Inc. common stock, which is exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk involved with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and changes in the net assets available for benefits.

7.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.       RELATED PARTY TRANSACTIONS

The Plan held $171,306 and $232,853 of Cardinal Health, Inc. common stock as of December 31, 2002 and June 30, 2002, respectively.

9.       SUBSEQUENT EVENTS

Effective January 31, 2003, the Plan was merged into the Cardinal Health Profit Sharing, Retirement and Savings Plan. In conjunction with the merger and in accordance with the Plan Document, investments of approximately $1.4 million were transferred to the Cardinal Health Profit Sharing, Retirement and Savings Plan.

      Allegiance Retirement Plan for Union Employees of Hayward, California
                    Schedule of Assets (Held at End of Year)
                   (Schedule H, Part IV, Line 4i on Form 5500)
                             As of December 31, 2002


IDENTITY OF ISSUER,
BORROWER, LESSOR, OR                           DESCRIPTION OF INVESTMENT INCLUDING MATURITY         CURRENT
SIMILAR PARTY                                  DATE, RATE OF INTEREST, MATURITY OR PAR VALUE         VALUE
--------------------                           ---------------------------------------------         -----

COMMON STOCK
*Cardinal Health, Inc.                                        2,894 shares                           $ 171,306

MUTUAL FUNDS
Dodge & Cox Stock Fund                                          145 shares                              12,743
PIMCO Total Return Fund                                         179 shares                               1,909
Liberty Acorn USA Fund                                        2,161 shares                              30,856
* Putnam Vista Fund                                           2,172 shares                              13,447

LOANS
Loans to participants                                       3.92 to 10.50%                             104,575
                                                                                                     ----------
Total                                                                                                $ 334,836
                                                                                                     ==========

*  Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan committee have duly caused this transition report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  ALLEGIANCE RETIREMENT
                                  PLAN FOR UNION EMPLOYEES
                                  OF HAYWARD, CALIFORNIA


Date: June 27, 2003               /s/ Richard J. Miller
                                  ----------------------------------------
                                  Richard J. Miller, Plan Committee Member